August 7, 2006

Mr. Stephen Riggio
Chief Executive Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

> **Re:**   **Barnes & Noble, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2006**
> **Filed April 5, 2006**
> **Form 10-Q for the Quarterly Period Ended April 29, 2006**
> **Filed June 2, 2006**
> **File No. 1-12302**

Dear Mr. Riggio:

We have reviewed your response letter dated July 21, 2006 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2006

1.   Please file your response letter dated July 21, 2006 and your response to this letter as correspondence files on Edgar.

Notes to Consolidated Financial Statements, page F-22

Note 1. Summary of Significant Accounting Policies, page F-22

Advertising Costs, page F-25

2.   We note your response to comment 8 in our letter dated June 10, 2006. We believe that the amount of advertising expense for each period presented should be disclosed in accordance with paragraph 49(c) of SOP 93-7. We also believe that disclosure of cooperative advertising allowances offset against gross advertising expense is required to comply with the intent of SOP 93-7. In

addition, we note that several of the competitors cited in your June 3, 2002 letter currently disclose such information. Therefore, we re-issue our prior comment. Further, please tell us the total amounts charged to advertising expense and the amounts of cooperative allowances for each period presented.

Form 10-Q for the Quarterly Period Ended April 29, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies, page 20

3.   We note your response to comment 17 in our letter dated June 10, 2006. In future filings, please disclose that you recognize estimated gift card breakage on a straight-line basis over a twelve month period beginning in the thirteenth month after the month the gift card was originally sold. Please also disclose your gift card accounting policies in the notes to your audited financial statements in future filings on Form 10-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Ruggiero at (202) 551-3331 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief